Mail Stop 3010

April 20, 2009

VIA USMAIL and FAX (514) 841-3299

Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1130 Sherbrooke Street West, 7th Floor
Montreal, Quebec
Canada H3A 2M8

> **Re: CGI Group Inc.**
> **Form 40-F for the year ended September 30, 2008**
> **Filed on December 22, 2008**
> **File No. 000-29716**

Dear Mr. David Anderson:

        We have reviewed your response letter dated March 23, 2009 and have the following additional comments.

FORM 40-F FOR THE YEAR ENDED SEPTEMBER 30, 2008

General

1.   Please provide, in writing a statement acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management Report on Internal Control over Financial Reporting, page 30

2.   We read your response to comment five which addresses management's assessment of internal control over financial reporting. As previously noted in your Form 6-K filed on February 19, 2009, your design of *disclosure controls and procedures* and internal controls over financial reporting as of December 31, 2008 excluded controls, policies, and procedures related to Innovapost, Inc., a joint venture in which the company holds a 49% interest. Please explain your basis in excluding your interest in Innovapost, Inc., when concluding on the effectiveness of the company's disclosure controls and procedures which is separate from your conclusion regarding internal controls over financial reporting.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant